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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  8  )*


                              REVCO D. S., INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 761 339 100
                    --------------------------------------
                                (CUSIP Number)

              Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
                Two North Riverside Plaza, Chicago, IL  60606
                                 312-466-3990
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              November 29, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN. CAPITALIZED ITEMS NOT OTHERWISE
DEFINED HEREIN SHALL HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D AND AMENDMENTS THERETO.

ITEM 4.    PURPOSE OF TRANSACTION

and

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           On November 29, 1995, Rite Aid Corporation ("Rite Aid"), its wholly owned subsidiary Ocean Acquisition Corporation ("Ocean"), and the Issuer entered into an Agreement and Plan of Merger ("Merger Agreement"). As an inducement and a condition to entering into the Merger Agreement, Rite Aid has required that Zell/Chilmark enter into a Stockholder Agreement among Rite Aid, Ocean and Zell/Chilmark ("Stockholder Agreement"). Pursuant to the Stockholder Agreement Zell/Chilmark has agreed to tender its 13,102,288 shares of Common Stock prior to the expiration of the Merger Agreement.
           Additionally, Zell/Chilmark agrees to vote its 13,102,288 shares of Common Stock in favor of the merger as contemplated in the Merger Agreement. The summary contained in this Amendment to Schedule 13D of certain provisions of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement attached as
           Exhibit 7 hereto and incorporated herein by reference

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           EXHIBIT 7 Stockholder Agreement dated November 29, 1995 among Zell/Chilmark, Rite Aid and Ocean.

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                                  SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                 Zell/Chilmark Fund, L.P.

                                 By:  ZC Limited Partnership, general partner

                                 By:  ZC Partnership, general partner

DATED:  December  , 1995         By:  ZC Inc., a partner



                                 By:
                                      ---------------------------------------
                                      Sheli Z. Rosenberg
                                      Vice President

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                                 EXHIBIT INDEX



Number                                Name                               Page
------                                ----                               ----
  1       Merger Agreement dated February 4, 1992                          *

  2       Amended and Restated Standby Purchase Agreement dated April      *
          17, 1992

  3       Stockholder's Agreement dated as of June 1, 1992                 *

  4       Registration Rights Agreement dated as of June 1, 1992           *

  5       Pages 108-110 of Preliminary Prospectus dated November 9,        *
          1992

  6       Standby Purchase Agreement dated December 15,                    *
          1992

  7       Stockholder Agreement dated November 29, 1995                    5


* Previously filed